EXHIBIT 17.

April 2, 2007

Marius Silvasan
CEO
Teleplus World, Corp.

Re: Resignation Letter

Dear Marius,

Effective April 16, 2007, I resign as Chief Financial Officer and Director of Teleplus World, Corp. to pursue other business opportunities.

I wish you and the company all the best in its future endeavors.

Sincerely,

/s/ Robert Krebs